M M __________________________________________________________________ LAW OFFICE OF MARTIN MUSHKIN LLC Martin Mushkin

30 Oak St.
Stamford,. CT 06905-3500
Telephone: 203-252-2357
Facsimile: 203- 547-7540
e-mail: mmushkin@mushkinlaw.com
Website: rpglk.com       mushkinlaw.com
CT juris: 040298 CT Fed Bar: ct27017
NY Bar Reg: 1100387

August 9, 2007

Mail Stop 3561

Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-3561
Fax: 202-942-9648

Attn:    Scott Anderegg, Staff Attorney
Peggy Kim, Senior Staff Attorney
H. Christopher Owings, Asst. Director

Scott Ruggiero, Accountant
William Choi, accounting Branch Chief

Re:  Orion Diversified Technologies, Inc.
Please refer to:
Schedule 14C Amendment 1 to Schedule 14C SEC Letter of Comment Orion (MM) letter to SEC Schedule 14A SEC Letter of Comment Amendment 1 to Schedule 14A	Filed November 22, 2005 Filed November 3, 2006 Dated: November 30, 2006 Filed as a letter January 18, 2007 Filed April 25, 2007 Dated: May 25, 2007 Filed herewith

File No. 0-04006

Gentlemen:

 What is being sent to you?

The list of filings and letters pertinent to this filing appears above.  This letter accompanies Amendment 1 to Schedule A.   In this filing we have endeavored to comply with all the comments you have made in your letter of May 25, 2007.

Significant changes

The most significant change from the filing of April 25, 2007 is the addition of a proposal for the Orion shareholders to vote upon a resolution to ratify the issuance of the 5,900,000 shares to certain people with an interest in Ovale.  Although we thought it was clear from the prior filings that a vote of two-thirds of the pre-November 2004 issuance of 5.9 million Orion shares would be necessary to approve the Exchange we have emphasized that those shares will not be counted in the vote upon the exchange and attendant proposals to amend the certificate of incorporation, nor will they deemed voting shares for purposes of calculating the vote.  As we pointed out in substance in our letter of January 18th, if they cannot be counted in the vote, they must be deemed non-voting shares for purposes of ratification.  There are many changes in the 14A dealing with this issue, particularly in the first 18 pages.  They are marked to show changes and balloons have been placed on most of them denoting their reference to this issue.  As we understand it, this was the major concern of the staff.  We thought we had covered it before.  See below where we quote our discussion of this from our letter of April 25, 2007.  We think it is certainly covered by a separate ratification resolution and attendant discussion.  Furthermore, Orion, Ovale and Mr. & Mrs. Fabert have stipulated that they understood that the sections of the Exchange Agreement concerning control of Orion would prohibit them from voting to approve the issuance of shares to them or voting for the Exchange.

We think we have covered all of the other issues covered in your letter of May 25th.   Additionally all financial statements have been brought up to date.  That means Orion’s audited financials for its fye April 30, 2007 have been included along with Ovale’s quarterlies for the quarter. ended March 31, 2007.  The MD&A, proforma financials and other references to financials have also been updated.

In a number of places in the 14A, Orion is referred to as the Registrant.  That is not good form in a 14A.  Consequently we have changed all those references to Orion.  As Ms. Kim pointed out in our telephone call of December 19, 2006, Orion is the registrant and the Staff can only deal with its representatives.  See our response to you comment 10.

Documents Being Filed

As with Orion’s prior transmission of letters to you, this letter is being filed with you electronically through EDGAR.   Copies of this letter are also being sent to you via FEDEX for early morning delivery.  (1) A printed copy of this letter, (2) a printed copy of the Pre14A and (3) the Pre14A as a Final Showing Markup with comments,   are also being sent to you via FEDEX for early morning delivery.  (5) Additional copies in color with comments in balloons are also being sent to you. In the Final Showing Markup copy, most of Microsoft’s notations in formatting and similar changes have been deleted to ease your reading of changes in the document.  (6) We have also sent you a floppy disc with a copy of the 14A with track changes and a copy of this letter.

Comment Balloons

Comment balloons have been placed in the copy of the submission.  The balloons refer to the Staff’s comments by being marked #--, such as #4.  All comments are dealt with in part in this letter but also by reference to the pertinent materials in balloons rather than in this letter. Accounting items are not dealt with in balloons.   All comments are not dealt with in balloons.  Responses to the Staff’s comments are not necessarily in chronological order since the responses are not necessarily in the order the comments were made.

We used the balloons with the thought that by using the “Edit” and “Find” feature in Word, asking it to find #12 (or whatever), you would be able to go through your comment letter of November 30, 2006 and Amendment #2, and virtually check off compliance.

Who is sending this letter to you?

As noted in my cover letter dated November 3, 2006 and my subsequent letters to you, I am counsel to Ovale.  Orion dispensed with counsel since it determined that engaging counsel would be a duplication of effort.  The information contained in this letter and the filing was obtained from the officers of Orion, Ovale, stockholders of Orion and Ovale, and the auditors for both companies.

Staff’s letter dated May 25, 2007

General

1.  Issuance of the 5.9 million shares. As a general rule the Board of Directors of a corporation may issue shares for good and valuable consideration as determined by it.  Where payment is to be made to controlling stockholders or to directors, New Jersey law provides that the Board must approve the payment without reference to the votes of interested parties.  Three issues remain: (1) the rather obvious concern that one may not approve the issuance of control to oneself; (2) the New Jersey 40% statute; and (3) disclosure.

(1) Here the people with an interest in Ovale who got the 5.9 million shares were not the Orion people who approved the issuance to the Ovale people.  They were independent of the Ovale people and negotiated a quid pro quo where, among other things, the existing Orion Board was locked into control until the Exchange is either consummated or abandoned.

(2) We provided in our April 25th filing that the vote of the 4,081,532 shares outstanding prior to the issuance of the 5.9 million shares would be counted separately to assure that the holders of those shares approved the deal.  Now we have gone several steps further: (a) we have provided a separate proposal to be voted upon by those  4,081,532 shares; (b) we have provided that in order for the exchange (proposal 1) to be effective Proposals 1 through 6 must be passed by that same group, and (c) Orion, Ovale and Mr. & Mrs. Fabert have confirmed their understanding that the Exchange Agreement did not, and does not, permit them to bootstrap themselves into the shares or the Exchange by voting their portion of the 5.9 millions for the deal. As to the remaining people who got portions of the 5.9 million shares, they are not material to the transaction.  They have their remedies at law if they were to object to this method of counting.

(3)  We thought we had fully discussed all of this in our April 25th filing.  For ease of reference you will find that our April 2007 cover letter said:

Action on the increase in shares by more than 40%.

 …..To assure that two-thirds of the votes cast by shares issued prior to the Initial Closing vote in favor of the proposals, those shares will be counted separately. References to this appear in the cover letter and in the Votes Required section. We can do the count this way since, as the 14A discloses, all the shares issued in conjunction with the Initial Closing were issued as restricted Reg S stock, and all those shares remain in the names of the initial holders.  No other Orion shares have been issued since the Initial Closing.

1           We note that in small private corporations, arrangements for change of control are frequently made between “insiders”.   The key in such situations is to have a vote of shareholders.

Stockholders are also entitled to a right to dissent if they do not vote in favor of that proposition.  The right of dissent has been explained and a copy of NJ Stats: §14A:10-11 and §14A:11, the dissenters rights statutes, is now Exhibit I to the 14A.

Since the people who signed the consents are anticipated to vote for the proposals, the language regarding consents and the two-thirds votes has been changed.  If you go to Word’s Find feature and use “two-thirds” you should find all the places the changes were made and where the references remain as changed.

Surely the separate resolution providing for ratification of the issuance and the stated need for Proposals 1 through 6 to be passed by the requisite number of the 4,081,532 pre November 2004 shares gives adequate remedy and disclosure.  The 14A also points out what will happen if the deal cannot be consummated for any reason.  We think we have covered the issue fully and more than adequately.

2.           Fabert Shares Please see the answer to Comment 1.  As to the inclusion of the shares issued to Mr. & Mrs. Fabert in equity, we think that is appropriate.  Insofar as the companies are concerned they paid good consideration for those shares.  That consideration is not a debt.  Orion, Ovale and the Faberts have confirmed that their shares will not be deemed voting shares for purposes of the resolutions at issue by amendment to the Share Exchange Agreement.  This Third Amendment is Exhibit H to this filing of the 14A.  For accounting purposes the shares are deemed non-voting shares.  Non-voting shares are equity.  We think the accounting is proper.  We know of no authority to the contrary.  If you have some authority please cite it to us.

Other Voting Information, page 6

3.           We appreciate you comment about proxy materials not being distributed via the internet.  Even though this 14A will become effective after July 1st (hopefully) Orion does not intend to distribute its proxy material over the internet.   Nor does (or did) page 6 or the proxy card state that it would so distribute proxy material.

Part 1: Securities Exchange with Ovale Shareholders, page 10

4.           We have eliminated the reference to reverse acquisition, but we think that the shareholders are better informed if we use the phrase “transaction in which Orion acquired all the shares of Ovale” rather than “recapitalization” except where accounting is specifically referred to. Recapitalization is a technical method of accounting for the acquisition, but the term does not help give with disclosure in the various portions of the forepart of the 14A.   Our “transaction” phrase avoids the problem.  You can find the places were transaction replaced reverse merger by using the Find feature and by looking down the change column at the deletions of “reverse merger” in Final showing markup.

5.           We found a contradiction in a reference to the shares being exchanged for the Ovale shares.  We assume this is what you had reference to.  10,608,100 shares are being exchanged for the Ovale shares and 1,166,700 were exchanged for the Fabert-Ovale Loan.  Thank you for your comment.  As the 14A stands the reference to the issuance of the 11,775,000 shares has been changed to show that division and the places where those references appear have been marked with balloons.  Further the 14A is now clear that 10,608,100 shares are to be issued for all the shares of Ovale and 1,166,700 shares for the the “Fabert-Ovale Loan”. The 10,608,100 shares will be issued “for all the outstanding shares of Ovale” (emphasis added.).  In that statement we have eliminated “outstanding”, thus making clear that that is all there is, there is no more.  The same statement, all, appears in the first paragraph under PART 1, SECURITIES EXCHANGE WITH OVALE STOCKHOLDERS.  Elsewhere the 14A states that Ovale will become a wholly-owned Subsidiary of Orion.  As to the number of Orion shares being issued for Ovale stock and the number of Orion shares being issued for the assignment of the Fabert-Ovale Loan that is shown in the first paragraph of Part 1 referenced just above.   The number of Class A shares and of Class B Ovale shares appears in Terms of the Exchange – The Orion/Ovale Business Combination – The September 15, 2004 Agreement.  But again, that number of shares is irrelevant; those share numbers should not be given undue emphasis.  We think the subject is adequately covered.

How the Exchange Came About …, page 13

6.             Please note that the number of Ovale shares and their par values were in the 14A previously. However, we have added additional language to show that Ovale has two classes of stock and to explain the difference in the classes.  See “How the Exchange Came About – Formation of Ovale”.  Balloons show the several places where the structure of Ovale’s share is referred to.

The function of this document is to inform the shareholders of Orion about the deal upon which they are being asked to vote.  We think you will agree that Orion shareholders are interested in what they are giving up for what they are getting.  What is important about the Ovale shares is not the nuances of their Class distinctions but the fact that Orion will become the sole owner of 100% of those shares.  Once it gets them, Orion can do whatever it wants with them, including changing them to a single class, or changing the class structure some other way.

We assume what you are referring to as a “conversion” as the conversions into shares of Orion of sums invested through Mr. Fabert.  We are informed there were no conversion terms. (Most importantly, there are no side deals.) We are not dealing here with sophisticated American documents.  As we have added to How the Exchange Came About, the number of shares attributed to each Class of Ovale shares was determined in discussions with the principals.  There are no notes on this.

It should be noted that the only people who would care about how many shares each  Ovale Class would get in the deal were Ovale people.  It  has been more than 36 months since the Ovale Class B shareholders got their portion of the Orion shares.  All Ovale Class A shareholders have access to the information in the Orion SEC filings.  We are informed no one has complained.

For Orion shareholders to complain about the allocation to Ovale classes would be to loose sight of their only concern, what they are getting for what they are giving up.  Reasonably prudent investors do not concern themselves with what the other side is giving up or how it values what is it getting.  No reasonably prudent investor would lose focus.  We think saying more in the document on this subject is putting the cart before the horse, and raising a side issue of no consequence.

The Second Closing, page 18

7.            We note that explanations of aspects of Exhibit B, the four page (12 point courier type)  November 2004 amendment appears on the three pages directly before the “The Second Closing”.  We have added cross references to these pages and also a cross reference to Exhibit B.  To say more would be redundant.   Four pages of the 14A already devote more than half their space to explaining the November 2004 amendment.

We think there is full disclosure.  We could rearrange those pages to put all the paragraphs together.  However, we have rejected that kind of revision since it would not be in keeping with the chronological narrative of How the Deal Came About.  Most importantly it would distort the importance of the November 2004 agreement.  What is important is the September 2004 agreement; not the amendment.  We want investors to keep their eye on what they are getting for what they are giving up, not an interim step with no ultimate affect on the ultimate deal.

Factors Considered, page 15

8.           Liquidation value– We thought we had addresses, but nevertheless we addressed it as of the present date rather than the date when the deal was made with Ovale.  We have revised the language so that it contains the liquidation value as of 2003, when the bargain was struck.  That is the proper date for the paragraph.  Please note that the liquidation value was a negative as of that date. Now, as the 14A discloses, it is a positive.

Ratification of the Board of Directors Selection of Bloom & Co., LLP, page 46

9.           We have added language complying with this comment.  Please note that Tabriztchi & Co. PC is the successor to Bloom & Co.  Sirousse Tabriztchi, CPA was the person in charge of Orion audits at Bloom & Co.  Mr. Bloom died, and Mr. Tabriztchi and his staff formed their own firm.  They are PCAOB registered and were so registered at the time

10.           This has been complied with, but we note that Orion is the registrant.  In our telephone call with staff on December 19, 2006, Ms. Kim made it quite clear that the staff would only deal with the registrant.  Orion is the registrant, the SEC’s letters are addressed to Orion.  We are perplexed, but have made the change in language.

Security Ownership of Certain Beneficial Owners of Orion and of its Officers, page 49.

11.           We know of no arrangements to issue shares to anyone in the next sixty days.  None have been reported on EDGAR and no one has told us about any side deals.  If you have information to the contrary, please inform us.

Exhibit E: Ovale S.A. Financial Statements.

12.           Thank you.   The reference to the independent registered auditors report was changed to Orion Diversified Technologies, Inc.

Notes to Financial Statements

Note 2. – Summary of Significant Accounting Policies

We are informed as follows:

▪	Determination that Key Money is Related to Location.

The determination that the Key Money rights are related to the location is based on the French law and commercial practice.  The Key Money Right survives the expiration of a tenant’s lease agreement.  Key Money can be sold by the tenant whose lease has expired in the real estate market.

▪	Determination of the indefinite useful life of Key Money

Ovale has used the guidance of Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets, June 2001, paragraph 11 to determine if the cash flows of Key Money are indefinite. Paragraph 11,  the accounting for a recognized intangible asset is based on its useful life to the reporting entity. The useful life of the Key Money to Ovale is the period over which the asset is expected to contribute directly or indirectly to its future cash flows.  The estimate of the useful life of an intangible asset to Ovale is based on an analysis of various pertinent factors, in particular:

a.
The payment of key money for the leased premises is for conducting business in that location.  Whether the lease is renewed or terminated, Ovale is entitled to the Key Money.  The life of the leasehold rights that are subsumed under the Term Key money is indefinite. Since there is an active real estate market in which Key Money can be purchased and sold, the cash flows from the Key Money are readily determinable.

b.	The useful life the key Money rights is not related to the useful life of another asset or a group of assets, especially the lease agreement.

c.	There are no legal, regulatory, or contractual provisions that may limit the useful life of the Key Money rights.

d.
Under the French real estate laws and regulations, the contractual provisions of the lease agreement, and the business customs, Key Money rights have continued and indefinite life without any cost to Ovale.  The indefinite renewal or extension of key money rights is a part of all lease agreements under the French Law and commercial practice and require no modifications of the existing terms and conditions of any lease agreement.

e.	In France, the effects of demand, competition, and other economic factors have been to increase the expected future cash flows of land rights including the Key Money.

f.	No maintenance expenditures are required to obtain the expected future cash flows from the Key Money.

▪	Legal Requirement to Pay Key Money

In accordance with the French Real Estate Laws and custom, a commercial tenant is entitled to receive the Key Money from the new tenant.  The landlord cannot lease the premises to a new tenant without the new tenant obtaining the agreement of the old tenant and payment of the key Money to the old tenant.  We were required to purchase the Key Money from the previous tenants.

▪	Assumption of a Previous Lease

Ovale did not assume the leases from the previous tenants. It signed a new lease agreement with the landlord and paid the Key Money to the previous tenants under totally separate agreements.

▪	Refund of Key Money

Key Money represents rights over a landlord’s real estate. (Somewhat similar to acquisition of easement rights in the US) The Key Money Rights could be purchased and sold.  It is dissimilar to security deposits that are kept by the landlord and are refunded at the expiration of the lease agreement.

We have revised the statement of cash flows and changed the “investment in goodwill”  to “Investment in leasehold rights- key Money”

Since no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the Key Money to Ovale, the useful life of the asset was considered to be indefinite.

▪	The “Investment in Goodwill” was changed to “Investment in leasehold rights-key Money.”

 14.           Orion … Pro Forma Financial Statements

The Pro Forma Statement is prepared in accordance with SB 310 d (ii) and the SEC Comment 42, December 21, 2006.  Please, note that Orion is the registrant and acquirer and Ovale SA is the acquired entity.  The fiscal year end of Orion  is April 30, 2006.

1.
The pro forma condensed and combined balance sheet is presented as of April 30, 2007, the fiscal year end Orion Diversified Technologies, Inc., the small business issuer. The balance sheet of Ovale SA, the acquired entity, was brought up to March 31, 2007, a date within one month of the registrant’s balance sheet.  This the latest date for which the balance sheet was available for the acquiree.   Accordingly Ovale’s statement was made to conform to that of the registrant.

2.
Under regulation 310 (d), pro forma condensed and combined statements of operations reflecting the combined operations of the entities for the latest fiscal year of the registrant are required.   Pro Forma Income statement of the registrant, Orion Diversified Technologies, Inc., was presented for its fiscal year ended, April 30, 2006.  The income statements of Ovale SA, the acquired entity, was made to conform by presenting it for the fiscal year ended March 31, 2007, a period that is within one month of the registrant’s  fiscal year end.

We will appreciate expedited review of this amendment.

Very truly yours,

Martin Mushkin